

Mail Stop 3561

January 13, 2009

Ms. Holli C. Nichols
Executive Vice President and Chief Financial Officer
Dynegy Inc.
Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

> **Re:** **Dynegy Inc.**
> **File No. 1-33443**
> **Dynegy Holdings Inc.**
> **File No. 0-29311**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 8-K Filed August 7, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 6, 2008**

Dear Ms. Nichols:

We have reviewed the responses in your letter filed on October 14, 2008 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-17

Note 19 – Commitments and Contingencies, page F-64

Legal Proceedings, page F-64

1.   We have reviewed your response to prior comment 9. Unless you believe that the
likelihood of an adverse judgment is remote in the legal proceedings related to
your Danskammer, Roseton and Moss Landing plants, we continue to believe you
should provide your readers with insight into your exposure by quantifying the
estimated cost of installing a closed cycle cooling system. Notwithstanding the
fact that this would be a capital expenditure, we believe that the best practice is to
quantify your exposure under the reasonably possible outcome of receiving an
adverse judgment in the same location as the rest of your disclosures concerning
this matter, as we believe providing comprehensive disclosures in one location
assists in reader comprehension. Additionally, it appears that such disclosure
would be necessary, at a minimum, in MD&A as part of providing your readers
with a view of the company through the eyes of management by analyzing
uncertainties that are reasonably possible and could have a material impact on
your financial statements or liquidity. Refer to Item 303 of Regulation S-K and
our Release No. 33-8350.

Other Commitments and Contingencies, page F-69

2.   We have reviewed your response to prior comment 10 and have the following
comments:

   •   We believe the extent to which you are obligated to make future capital
expenditures under the Midwest Consent Decree may be unclear to your
readers from your current disclosure. Please expand your disclosure to
clarify that if the costs of these capital expenditures became great enough
to render the operation of the affected facilities uneconomical, you could,
at your option, cease to operate the facilities and forego these capital
expenditures without incurring any further obligations.

   •   Notwithstanding the fact that these are capital expenditures, we believe
that the best practice is to quantify the expected impact of this consent
decree in the same location as the rest of your disclosures concerning this

matter, as we believe providing comprehensive disclosures in one location assists in reader comprehension. Additionally, it appears that such disclosure would be necessary, at a minimum, in MD&A as part of providing your readers with a view of the company through the eyes of management by disclosing expected future capital expenditures that could have a material impact on your financial statements or liquidity. Refer to Item 303 of Regulation S-K and our Release No. 33-8350.

Form 10-Q for the Quarterly Period Ended September 30, 2008

3.   We note your response to prior comment 2 from our letter dated September 29, 2008 and your disclosure controls and procedures discussion in the above referenced Form 10-Q. Please ensure that you apply our prior comment regarding your disclosure controls and procedures to your Forms 10-Q.

Form 8-K Filed August 7, 2008

4.   We note your response to prior comment 15 from our letter dated September 29, 2008 concerning your reconciliation between Adjusted Cash Flow from Operations and Adjusted EBITDA. In future filings, please clarify to your readers why you believe this disclosure provided useful information to your investors, as the purpose of this disclosure may be unclear.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief